UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LIFT Aircraft Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 22, 2017

Is there a co-issuer? ______ yes ___X___no.

Physical address of issuer
3402 MOUNT BONNELL ROAD, AUSTIN, TX, 78731

Website of issuer
https://www.liftaircraft.com/

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised, one-time activation fees of $22,500, monthly fees of $11,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Stock

Target number of Securities to be offered
452

Price (or method for determining price)
$2.21

Target offering amount
$998.92

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$3,699,999.01

Deadline to reach the target offering amount
January 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,202,792	$8,964,614
Cash & Cash Equivalents	$630,862	$464,760
Accounts Receivable	$456,663	$257,237
Short-term Debt	$1,806,306	$1,797,904
Long-term Debt	$1,579,318	$1,790,455
Revenues/Sales	$2,734,879	$2,721,452
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	*-$ (2,254,920)*	*-$ (3,765,043)*

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 22, 2024

LIFT Aircraft Inc.

Up to $3,595,723.04 of Common Stock
plus an aggregate $104,275.97 in Investor Fees

LIFT Aircraft Inc, ("Lift", the "Company," "we," "us", "Issuer" or "our"), is offering up to $3,595,723.04 worth of Common Stock of the Company (the "Securities" or "Shares") at a price of $2.21 per Share, plus up to $104,275.97 in investor fees. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $998.92 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by January 1, 2025 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 1, 2025. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $998.92. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 2.9% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $998.92 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

We founded LIFT Aircraft Inc. (a Delaware C-corporation) in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed a personal aircraft named HEXA, an entirely new type of personal, electric vertical take-off and landing (eVTOL) aircraft, that it hopes to make available to everyone.

We have received U.S. Patent No. D931182 covering HEXA's design and U.S. Patent No. 11,487,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System"

Business Model

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required. HEXA, LIFT's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. Rather than initially selling HEXA to end-users, LIFT is developing "vertiport" locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of an emergency, LIFT mission control can remotely take over and land the aircraft. Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short-range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy. While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the trade-offs in safety and hover performance for short-range flights. Capable of speeds up to 90 mph, HEXA can fly up to 15 miles in 10 minutes. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well. When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules). In the future, LIFT plans on selling HEXA or similar aircraft to end-users, likely starting with defense or first response users and eventually to individuals for personal transportation.

Competitors and Industry

Competitors

While the advanced air mobility industry is still in its early stages, a few companies have made significant strides. This indicates strong opportunities in the market for our aircraft. Notable companies in a similar vehicle class include Pivotal and Jetson. Companies that have built slightly larger, but similar vehicle configurations include the German company Volocopter, the Japanese company Skydrive, and the Chinese company eHang (NASDAQ: EH). Several companies developing electric, vertical takeoff and landing (eVTOL) aircraft to be used as commercial air taxis have gone public through SPAC mergers in recent years including JOBY Aviation (NYSE: JOBY), Archer Aviation (NYSE: ACHR), and Eve Air Mobility (NYSE: EVEX). LIFT has a differentiated go-to-market strategy, instead developing an aircraft that conforms to the "Ultralight" classification (14 CFR Part 103) for which neither FAA type certification nor FAA pilot certification are required - along with a pay-per-flight, rental model that allows virtually anyone to pilot their single-seat, eVTOL vehicle after only about 1 hour of training. Although not required for our initial rental operations, LIFT plans to seek certification for HEXA under the Special Light-Sport Aircraft (SLSA) category based on the FAA's newly expanded "MOSAIC" rules, which will allow for expanded Urban Air Mobility (UAM) use cases - including flights over congested areas and in controlled airspace.

Industry

The emerging UAM market is predicted to be worth $1 trillion by 2040. Our beachhead strategy is to first target markets that don't require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, as estimated by the company), and military ($57 billion in 2020).

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings such as Joby Aviation (NYSE: JOBY), Archer (NYSE: ACHR), eHang (NASDAQ: EH), Vertical Aerospace (NYSE: EVTL), and Lilium (NASDAQ: LILM). These companies are also developing eVTOL aircraft and related services and, despite being in the early stages of commercialization, have market capitalizations ranging from hundreds of millions of dollars to $4B+ as of the date of this writing.

Current Stage and Roadmap
Current Stage

Founded in 2017 and conducting manned flights of prototype aircraft since 2018, LIFT started low rate production of HEXA in 2021 (one of the few eVTOL companies in production), completed its "Beginner Flight Envelope" testing in 2023 and launched "Beginner" pay-per-flight rentals for its first paying customers in Q4, 2023. Prior to launching paid rentals, LIFT put HEXA through over 5 years of testing including testing performed with the US Air Force (after being granted a military airworthiness approval) and successfully completed our Safety Advisory Board's review, which included the former Head of Aviation Safety at NASA, the former Chairman of the US Ultralight Association and the head of several NASA eVTOL working groups, among other advisors.

Future Roadmap

Following the initial public launch of customer training and rental operations at our facility near Austin, Texas, LIFT intends to expand operations significantly by adding additional aircraft, staff and weekly operating days to our calendar. LIFT is also continuing to test HEXA's expanded Intermediate, Advanced, and Expert flight modes, and plans to launch LIFT locations in over 20 cities over the next 5 years. LIFT also intends to continue its defense development efforts and follow a 3-year roadmap to commence operational first response flights. The company has completed several research, development, and test contracts with the U.S. Air Force and envisions HEXA playing a crucial role in various defense missions and enhancing rapid response capabilities for medical, fire, and law enforcement personnel. As we develop more LIFT locations, including licensing to operating partners both domestically and internationally, we intend to enable our customers to fly between our locations - initially limited to routes over uncongested areas (as is allowed under Part 103), then also enabling short range flights over congested areas after attaining airworthiness certification under the FAA's newly proposed MOSAIC rules. Our long term vision is to create an entirely new mode of quiet, safe and sustainable transportation, making short hop (<15 mi.), point to point flights a viable alternative to driving in urban areas, where heavy congestion today limits average speeds in many cities to less than 10mph.

Perks

Investors in this Offering may be eligible to receive Bonus Shares based on the total dollar amount of their investment. The bonuses available are described below:

Existing Investors

Existing investors get 10% bonus shares

Time-based Perks

First 7 days | 30% bonus shares
Day 7-14 | 20% bonus shares
Day 15- 28 days | 10% bonus shares
Day 29-56 days | 5% bonus shares

The time-based perks begin on the SEC Accepted Date.

The 1st 7 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 7th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Each subsequent period begins at the conclusion of the previous period and lasts until 11:59 pm PST (6:59 am UTC the next day (UTC+7)) on the concluding day.

Amount-Based Perks:

$1,000+ | Tier 1
Receive exclusive LIFT investor swag package

$2,000+ | Tier 1
Receive 10% bonus shares, plus priority spot on flight waitlist, $100 (40%) discount on one $249 flight, and an exclusive investor swag package

$2,500+ | Tier 2
Receive 15% bonus shares, plus 1 free flight (off peak scheduling, $249 value), and an exclusive investor swag package

$5,000+ | Tier 3
Receive 20% bonus shares, plus 2 free flights (peak scheduling, $698 value), and an exclusive investor swag package

$10,000+ | Tier 4
Receive 25% bonus shares, 4 free flights (peak scheduling, $1396 value) 4 free VIP media package upgrades ($396 value), plus 2 invitations to a VIP tour event, and an exclusive investor swag package

$20,000+ | Tier 5
Receive 30% bonus shares, 10 free flights (peak scheduling, $3490 value) 10 free VIP media package upgrades ($990 value), 4 invitations to a VIP tour event, plus an exclusive LIFT Aircraft flight jacket

$50,000+ | Tier 6 (limited to 10 investors)
Receive 35% bonus shares, full day exclusive flight experience including 12 free flights (peak scheduling, $4188 value) and an exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, 12 free VIP media package upgrades ($1188 value), plus 2 exclusive LIFT Aircraft flight jackets

$100,000+ | Tier 7 (limited to 5 investors)
Receive 40% bonus shares, full day exclusive flight experience including 12 free flights (peak scheduling, $4188 value), catered meal, and an exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, 12 free VIP media package upgrades ($1188 value), plus 4 exclusive LIFT Aircraft flight jackets

As a result of issuing Bonus Shares to certain investors, these purchasers will effectively receive a discount in this Offering. The existing investor, time based, and amount based perks are "stackable", meaning an investment that qualifies for multiple perks will receive the additive value of each of the perks. For example, an existing investor (10% bonus shares) who invests $2000 (10% bonus shares) in the first seven days (30% bonus shares) will receive 50% bonus share in total (10% + 10% + 30%).

The Team

Officers and Directors

Name: Matthew Chasen
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
- **Position:** Founder, CEO, & Chairman of the Board
- **Service Dates:** September 2017 - Present (Full Time)
  Responsibilities: As Chief Executive Officer, Matthew is responsible for day-to-day management, operations, and overall strategy and direction for the Company.

Other Business Experience (Past Three Years):
- **Employer:** uShip, Inc.
  Title: Founder & Board Director
  Service Dates: January 2003 – Present
  Responsibilities: Board Director

- **Employer:** Hitch Technologies, Inc.
  Title: Co-founder & Chairman of the Board
  Service Dates: January 2018 – Present

Responsibilities: Board Chairman

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering Common Stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing an electric, vertical takeoff and landing (eVTOL) vehicle for personal flight. Our revenues are therefore dependent upon the market for eVTOL vehicles for personal flight.

We may never be able to scale up from our current limited production and operations
It is possible that we may never be able to scale up our production or achieve significant operational scale with our HEXA eVTOL vehicle, or that the product may cease to be utilized for customer rental operations. This could result from a change in the business model if the Company determines it is not in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in the testing phase and might never be approved for expanded use
It is possible that there may never be an operational product approved for expanded operational envelope, or the product may cease to be used in customer rental operations. This could result from a change in the business model if the Company determines it is not in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design, or failure on the part of LIFT's suppliers to deliver components as agreed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Concentrated Ownership
The Company's Chief Executive Officer and affiliated entities owns a majority of the Company's common stock. This give Mr. Chasen significant control over the Company and you are trusting that Mr. Chasen will exercise this control in the best interest of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational, leisure, and entertainment activities
Although we are a unique company that caters to a select market, we do compete against other recreational, leisure and entertainment activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
LIFT Aircraft Inc. was formed on September 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LIFT Aircraft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
LIFT is a startup with a six-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT only recently started to generate revenues from

flight training and aircraft rentals and there is no guarantee that those revenues will grow materially or continue at all. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue expanded HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT'S current estimates, LIFT will require a minimum of $40,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
The company faces regulatory risk as it is subject to regulation from multiple government agencies, including the Federal Aviation Administration in the United States. In particular, the company's business plan depends on HEXA being classified as an ultralight vehicle under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies, the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business which operates systems connected to the internet, we may be vulnerable to hackers who may access the sensitive data contained in our systems. Further, any significant disruption in service on LIFT Aircraft or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

We are an early stage company

LIFT is a startup with a six-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT only recently launched rental operations at a very small scale, and as a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA envelope expansion testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $40,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration

The company's historical revenue comes almost exclusively from Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) contracts with US Department of Defense agencies as well as from demonstration and pilot programs with international partners. While the Company has applied for additional SBIR and STTR contracts,, there can be no assurances that the contracts will continue to be awarded to LIFT. Failure to effectively serve these customers or secure follow-on contracts without a corresponding increase in operating revenue could result in a material future decline in revenue.

There is a possibility that we may not be able to continue as a "going concern"

We have concluded that there is an uncertainty about our ability to continue as a going concern, and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business, and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing, and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

The development and test period for the HEXA will be lengthy

Even if it meets the development schedule, LIFT does not expect to scale customer rental operations to significant revenue until late 2024 at the earliest. As a result, the receipt of significant consumer flight revenues is not anticipated until that time and may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to ramp production, expand its flight envelope, with no assurance that LIFT will be successful in ramping production, further envelope expansion, scaling its revenue operations or becoming profitable.

The company will face significant market competition

HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical, and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results

LIFT's pre-order sales program includes non-binding letters of intent (LOIs) for HEXA aircraft from prospective operating partners. The LOIs do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.

The Company relies on single suppliers for components and supply chain/manufacturing respectively

The company has a sole supplier of carbon fiber airframe components as well as a sole supplier of contract final assembly services. We also have single suppliers for several specialized components, including the autopilot computers, ballistic parachutes, and electric motors. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay, and other issues that could disrupt and adversely affect our business. If any of these suppliers ceases supplying and/or serving us, we would have to find and qualify alternate suppliers.

Developing new products and technologies entails significant risks and uncertainties

LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design, or failure on the part of LIFT's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control.

LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third-party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations

The company could be exposed to significant product, service, or corporate liability claims as a result of product defects, accidents, or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgments.

An accident could have a material adverse effect on the company's operations

Flying ultralight vehicles is an inherently risky activity, and a flight accident either in flight testing or customer rental operations could have a material adverse effect on the company's operations, including but not limited to liability judgments against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

Government contracting entails inherent risks and uncertainties

The company has historically generated revenue from contracts with the United States Air Force. The company can give no assurances that the USAF in particular or the United States Department of Defense in general will continue to enter contracts with the company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies, including the Federal Aviation Administration in the United States. In particular, the company's business plan depends on HEXA being classified as an ultralight vehicle under 14 Code of Federal Regulations (CFR) Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies, the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

The company may eventually seek FAA certification
LIFT has designed HEXA to conform with 14 CFR Part 103 requirements for ultralight vehicles. The company does not believe it needs to achieve FAA certification for domestic pay-per-flight rental operations and sales as long as it continues to conform to CFR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently constrained, and the company may eventually seek airworthiness certification by the FAA for HEXA or future aircraft. The process to obtain such certification is expensive and time-consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the HEXA's certification or the costs of complying with such laws and regulations cannot be predicted. If CFR Part 103 is adversely changed or eliminated, LIFT would not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification and no significant revenues would be generated from such sales to fund operations prior to certification.

We depend on key personnel
LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations.

The company's estimates of market demand may be inaccurate
LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others:
The company has received two patents for HEXA (0931,182 and 11,487,283). If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's HEXA technology without infringing on any of LIFT'S intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to achieve commercial production of the HEXA.

We have broad discretion in the use of the net proceeds from this offering, and our use of the net proceeds may not yield a favorable financial return from purchasing shares:
Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return could have a material adverse effect on our business, financial condition, and results of operations.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2.9% Investor Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $2.21 plus a 2.9% Investor Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Related Party Transactions
The Company's CEO, Mr. Chasen, purchased $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock in 2022 para passu with other convertible note holders. As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction. The Company does not and has not paid Mr. Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen.

Outstanding Liabilities
As shown in its financial statements, the Company has outstanding liabilities from a previously issued Convertible Note, Warrants and Stock Options, and the Company has entered into a sale-leaseback agreement with a third party finance company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Matthew Chasen	34,904,270	Common Stock	35.09%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

• **Type of security sold:** Convertible Note
Final amount sold: $1,700,000.00
Use of proceeds: General corporate purposes

Date: October 01, 2021
Offering exemption relied upon: 506(b)

• **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $4,808,127.78
Number of Securities Sold: 1,846,359
Use of proceeds: Aircraft Construction, Other Equipment Purchase, Location
Construction Fees, Tour Asset Purchases, R&D and General Corporate Purposes,
Development of Operating Locations
Date: July 27, 2022
Offering exemption relied upon: Regulation CF

• **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $253,652.34
Number of Securities Sold: 92,179
Use of proceeds: General corporate purposes
Date: February 08, 2023
Offering exemption relied upon: Regulation A+

• **Type of security sold:** Convertible Note
Final amount sold: $306,473.32
Use of proceeds: General corporate purposes
Date: March 14, 2023
Offering exemption relied upon: 506(b)

• **Type of security sold:** Common Stock
Final amount sold: $1,271,934.47
Use of proceeds: General corporate purposes
Date: September 5, 2023
Offering exemption relied upon: Regulation CF

• **Type of security sold:** Convertible Note
Final amount sold: $300,000.00
Use of proceeds: General corporate purposes
Date: December 15, 2023
Offering exemption relied upon: 506(b)

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Common Stock, and Convertible Promissory Notes. As part of the Regulation
Crowdfunding raise, the Company will be offering up to 1,627,030 of Common Stock.

Common Stock
The number of securities authorized is 140,000,000 with a total of 102,160,876 fully diluted shares outstanding.

Voting Rights
One vote per share.

Material Rights
The total amount outstanding includes 2,819,404 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 293,365 shares to be issued pursuant to outstanding warrants.
The total amount outstanding includes 761,111 shares to be issued pursuant to stock options, reserved but
unissued.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or
his or her successor, as the Subscriber's true and lawful proxy and attorney, with thee power to act alone

and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Common stock or preferred stock, and the terms of the Convertible Promissory Note are outlined below:

- Amount outstanding: $300,000.00
- Maturity Date: December 31, 2025
- Interest Rate: 5.0%
- Discount Rate: 30.0%
- Valuation Cap: $113,000,000.00

Conversion Trigger: "Qualified Financing" is the first transaction or series of transactions hereafter pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $1,000,000 (see below.)

Material Rights

1. Payments.

(a) Maturity: All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made before December 31, 2025 (the "Maturity Date"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

(b) General: Payment on the Notes shall be in lawful money of the United States of America, made pro rata among the holders of the Notes based on the principal amounts outstanding, and applied first to accrued interest and thereafter to the outstanding principal balance of such Notes.

(c) Interest: Accrued interest on this Note shall be payable at maturity.

(d) Voluntary Prepayment: Any outstanding principal and accrued interest on this Note may be prepaid without penalty upon the written consent of a Majority in Interest of Investors.

2. Definitions. As used in this Note, the following capitalized terms have the following meanings:

- "Cap Price" shall mean the quotient obtained by dividing (A) $113,000,000 by (B) the total number of shares of the Company's Common Stock outstanding immediately prior to the initial closing of the Qualified Financing, or a Common Stock Optional Conversion, as applicable (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan).

- "Change of Control" shall mean (i) any sale of a majority of shares, reorganization, merger or consolidation of the Company, other than (A) a conversion of the Company from a limited liability company into a corporation, if applicable, or (B) a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, in each case other than as a result of the sale and issuance of the Company's capital stock with the principal purpose of raising capital.

o "Common Stock" shall mean shares of the Company's Common Stock or similar common limited liability company interests, as applicable.

o "Conversion Price" shall mean a price per share equal to the lesser of (i) 70% of the Purchase Price and (ii) the Cap Price.

o "Event of Default" has the meaning given in Section 3 hereof.

o "Investor" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

o "Majority in Interest of Investors" shall mean, as of any date, investors holding more than 50% of the aggregate outstanding principal amount of the Notes on such measurement date.

o "Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

o "Preferred Stock" shall mean shares of the Company's Preferred Stock or similar preferred limited liability company interests, as applicable.

o "Purchase Price" shall mean the price per share paid by the investors purchasing shares of the Preferred Stock or Common Stock (as applicable) sold in the Qualified Financing.

o "Qualified Financing" is the first transaction or series of transactions hereafter pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise canceled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital.

o References to "shares" herein shall mean shares of stock, units or limited liability company interests, as applicable, of the Company.

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

Pre-Money Valuation: $226,000,000

Valuation Details:

The Company has set the pre-money valuation for this Reg CF at $226,000,000, representing a 20% increase from the Company's last priced financing round in 2023 ($189M). This valuation is based largely on public market comparables, its closest being EHang (NYSE: EH), and applying significant discounts for lack of liquidity (given LIFT common stock is not publicly traded) and other factors. EH currently has a market cap of approximately $600M. LIFT also believes this valuation is conservative compared to the valuations of other public eVTOL developers (ACHR, EVEX, EVTL, JOBY and LILM) which have current market caps ranging from approximately $200M to $4B+. These developers have raised more capital and have more employees than LIFT, but their aircraft require extremely time consuming and costly type certification so require significantly more capital to bring to market. These companies do not anticipate having production aircraft until the 2025-2028 timeframe at the earliest, whereas LIFT's HEXA vehicle does not require type certification, is approved to fly under CFR Part 103 without a pilot's license, and is already in production and revenue operation today.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all outstanding options and warrants are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $300,000.00 in Convertible Notes outstanding with additional notes expected to be issued in that series of up to $5M. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.
This pre-money valuation was calculated internally without a formal independent third-party evaluation.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and

• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of the financial statements:

Year ended December 31, 2023 compared to the fiscal ended December 31, 2022

Revenue

Revenues increased by $13,427 (or 4.93%) to $2,734,879 for the year ended December 31, 2023 ("Fiscal 2023") from $2,721,452 for the year ended December 31, 2022 ("Fiscal 2022"). The company's revenue in Fiscal 2023 was principally derived from $2,139,474.95 in government research contract receipts and other grants, $501,823.91 from flight demonstration and appearance fees, and other sales and support services of $89,500.00. Notably, in December, LIFT realized its first revenue from customer pay-per-flight rental operations in the amount of $4,080.00.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations, sales and marketing expenses, research and development expenses and depreciation expenses. The company recorded total operating expenses of $4,777,302 in Fiscal 2023 compared with $6,296,997 in Fiscal 2022. The decrease of $1,519,695 (or 24.13%) in our total operating expenses resulted largely from a year-over-year decrease of $858,928 (or 32.09%) in research and development expense as we concluded the largest phase of our flight test program and reduced our flight test personnel headcount. A year-over-year increase of $233,949 (or 15.01%) in depreciation expense resulting from depreciation of a higher amount of fixed assets including production tooling and finished HEXAs. General and administrative expenses saw a year-over-year decrease of $229,848 (or 18.41%) due to some consolidation of administrative functions. a We saw a year-over-year decrease of $430,073 (or 74.37%) in sales and marketing expense as we reallocated marketing and advertising budget focus on the launch of our pay-per-flight customer operations. Our location operations expenses also decreased by $158,129 (or 67.35%) as we consolidated our customer flight operations, flight test, and training facilities all to the same location.

Other Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses increased by $22,998 (or 12.14%) to $212,496 for Fiscal 2023 from $189,498 in Fiscal 2022. The increase was the result of a year-over-year decrease of $44,119 (or 54.75%) in interest expenses from a decreased balance of convertible notes outstanding and a decrease in other expenses from $108,915 in Fiscal 2022 to $34,843 in Fiscal 2023 being more than offset .by recognized losses of $141,190 on disposal of fixed assets in Fiscal 2023.

Net loss

Accordingly, the company's net loss decreased to $2,254,920 in Fiscal 2023 from $3,765,043 in Fiscal 2022 (or 40.11%).

Historical results and cash flows

LIFT's historical revenue has been generated by research, development, evaluation and test contracts which are not fixed or long-term in nature, so historical results and cash flows may not be representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of December 31, 2023, the company had approximately $621,996 in cash and cash equivalents on hand and have access to lines of credit of up to $175,000. We believe that our cash and cash equivalent balances as well as forecasted income from contracts, sales, and operating revenue will be adequate to meet our liquidity and capital expenditure requirements through at least through the end of calendar year 2024. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term. This type of financing may be available to the Company in the future.

In December 2023, the company issued the first convertible note (with a principal amount of $300,000.00) in a series of up to $5,000,000, bearing interest at 5 percent per annum. The convertible notes will convert into the equity of the company up on a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. That maturity date of the note is December 31, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will supplement funds that we raise from other sources to enable us to continue to fund aircraft development, expand our revenue operations, build out of our aircraft fleet, and hire and train staff. Other sources of funding that have historically been available to the Company include including the issuance of convertible notes, potential preferred stock financings with venture capital and private equity investors, aircraft sales and sale leasebacks, lines of credit, licensing fees to operating partners, and prepaid customer bookings.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will supplement other sources of funding, including the aforementioned convertible note series, potential preferred stock financings with venture and institutional investors, aircraft sales and sale leasebacks, lines of credit, licensing fees to operating partners, and prepaid customer bookings. Funds from this campaign are necessary to achieve the growth plan that we contemplate in our forecast and without these funds, or if other sources of financing are unavailable to the company, the Company may not be able to achieve its plan or even remain viable.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least six more months with current cash and contractual revenue, but may have to seek other sources of capital to continue operating past that time. If sufficient numbers of firm orders are received from operating partners, or if the

Company's scaling of its commercial operations are successful, the Company may not require significant additional financing to achieve breakeven cash flow.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $3,699,999.01 under Regulation CF, we anticipate the Company will be able to operate for approximately 18 months based on other income and sources of funding and cash operating expenses of around $350,000 per month. However this runway could vary significantly depending on the Company's pace of new capital expenditures and other future project development expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including offerings of convertible debt, preferred or common stock offerings outside of Regulation CF, aircraft sales and sale leasebacks, expanding lines of credit, collecting licensing fees from operating partners, capital contributions from joint ventures and other partnerships, and prepaid customer bookings.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $998.92 Raise	Percentage of Proceeds for a $998.92 Raise	Allocation After Offering Expense for a $3,595,723.04 Raise	Percentage of Proceeds for a $3,595,723.04 Raise
DealMaker Platform Fees	$998.92	100%	$460,136.46	12.80%
Corporate Development Purposes including Research & Development, Manufacturing, Location Development, and Staffing	$0	0%	$3,230,999.39	87.32
Total	$998.92	100%	$3,595,723.04	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, Intermediary will receive a $22,500 one-time activation fee, and monthly fees of $11,000.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target

Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date, or Revised Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at investor.liftaircraft.com and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

April 17, 2024

To: Board of Directors, LIFT AIRCRAFT INC.
Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, CO


LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2023	2022
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 630,862	$ 464,760
Accounts receivable	456,663	257,237
Project works in progress, net	3,658,729	3,070,925
Other current assets	195,769	128,725
Total Current Assets	4,942,023	3,921,647
Fixed assets, net	2,743,310	4,008,048
Right-of-use assets, net	517,459	1,034,919
TOTAL ASSETS	**$ 8,202,792**	**$ 8,964,614**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 1,123,751	$ 1,067,802
Deferred revenue	654,875	662,486
Other current liabilities	27,680	67,616
Total Current Liabilities	1,806,306	1,797,904
Convertible note	300,000	0
Warrant liability	750,000	750,000
Right-of-use liability	529,318	1,040,456
TOTAL LIABILITIES	**3,385,624**	**3,588,359**
Shareholders' Equity		
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	15,134,341	13,479,899
Share-based compensation	104,299	62,908
Accumulated deficit	(10,421,472)	(8,166,552)
TOTAL SHAREHOLDERS' EQUITY	**4,817,168**	**5,376,255**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 8,202,792**	**$ 8,964,614**

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 2,734,879	$ 2,721,452
Operating Expenses:		
General and administrative	1,018,544	1,248,392
Location operations	76,666	234,795
Research and development	1,817,957	2,676,885
Sales and marketing	148,219	578,292
Depreciation and amortization expense	1,792,582	1,558,633
Total Operating Expenses	4,777,302	6,296,997
Net operating income (loss)	(2,042,423)	(3,575,545)
Other Expense:		
(Loss) on the disposal of fixed assets	(141,190)	0
Other income (expense)	(34,843)	(108,915)
Interest (expense), net	(36,464)	(80,583)
Net Loss	$ (2,254,920)	$ (3,765,043)
Basic earnings per share	(0.01)	(0.02)
Diluted earnings per share	(0.01)	(0.02)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2022	$ 0	$ 1,609,612	$ 22,885	$ (4,401,509)	$ (2,769,012)
Issuance of shares and conversion of convertible instruments		11,870,287			11,870,287
Share-based compensation			40,022		40,022
Net Loss				(3,765,043)	(3,765,043)
Balance as of December 31, 2022	$ 0	$ 13,479,899	$ 62,908	$ (8,166,552)	$ 5,376,255
Issuance of equity and conversion of convertible instruments		1,654,441			1,654,441
Share-based compensation			41,392		41,392
Net Loss				(2,254,920)	(2,254,920)
Balance as of December 31, 2022	$ 0	$ 15,434,341	$ 104,299	$ (10,421,472)	$ 4,817,168


LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2023	2022
Cash Flows From Operating Activities		
Net Loss	$ (2,254,920)	$ (3,765,043)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,792,582	1,558,633
Share-based compensation	41,392	40,022
Other gains and losses	141,190	35,037
Deferred interest	0	57,271
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(199,426)	189,961
(Increase) Decrease in project works in progress	(587,804)	(791,987)
(Increase) Decrease in other current assets	(67,044)	(59,006)
Increase (Decrease) in accounts payable	55,949	702,088
Increase (Decrease) in deferred revenue	(7,611)	(1,091)
Increase (Decrease) in other current liabilities	(39,936)	63,904
Increase (Decrease) in other long-term liabilities	6,322	(26,595)
Net Cash Used In Operating Activities	(1,119,306)	(1,996,806)
Cash Flows From Investing Activities		
Capital expenditures	0	(2,326,972)
Net proceeds from the sale/(purchase) of assets	54,541	20,475
Net Cash Used In Investing Activities	54,541	(2,306,497)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	300,000	0
Proceeds from issuance of stock	1,039,949	2,634,063
Net proceeds from sale-leaseback	0	1,040,456
Net Cash Provided By Financing Activities	1,339,949	3,674,519
Net Change In Cash	166,102	(628,784)
Cash at Beginning of Period	464,760	1,093,543
Cash at End of Period	$ 630,862	$ 464,760
Supplementary Non-Cash Transactions		
Conversion of convertible notes and accrued interest	614,492	9,236,224

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company develops and manufactures electric, vertical take-off and landing aircraft. Its first model, HEXA, is a single seat, ultralight-class vehicle for personal, recreation and public uses. The company is producing a fleet of HEXA vehicles and offers training and pay-per-flight rentals at company and partner-owned locations. ,

Since inception, the Company has funded its business with convertible loans, securities offerings, paid demonstration and pilot programs, and research and developemnt grants . The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $630,862 and $464,760 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses

its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company maintained fixed assets with a net book value of $2,743,310 and $4,008,048 as of December 31, 2023 and 2022, respectively.

Sale of Fixed Assets

In 2023, the Company sold its parachute and HEXA   H003 fixed assets for a book loss of $141,190.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances have   been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns, once filed, will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has filed or will file its corporate income tax returns for the periods ended December 31, 2023 and 2022.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,420,907 shares issued as of December 31, 2023. The Company has an additional 1,987,532 options issued and outstanding and 178,393 shares reserved under an equity compensation   plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance
Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the "Reg CF Offering"). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any "bonus shares". The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including "bonus shares". The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

Between May 2023 and September 2023, the Company conducted a Reg CF Offering through StartEngine, selling shares at $1.26 per share including any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $1,271,934.47 for 973,514 shares of common stock, including "bonus shares". The offering was closed on September 6, 2023.

Warrants
As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 the Company issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. In 2023, the company also issued 13,514 common stock warrants with a strike price of $1.11 per share to convertible note investor Kazoku Holdings. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes
All of the convertible notes and accrued interest on previously issued convertible notes, $9,236,224, on the date of exercise, converted to 27,680,949 shares of common stock during 2022. As of December 31, 2022, no convertible note payable balances remain. During 2023, the Company issued approximately $306,000 of convertible notes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock on in 2022 *para passu* with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction
On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

Cancellation of Lake Travis Vertiport Project
During 2022 LIFT determined that its proposed vertiport project near Austin, TX was not feasible and ceased payment on the lease it had entered pursuant to this project. The company had previously capitalized the project costs as leasehold improvements, so it wrote off the leasehold improvements and security deposit at the end of 2022 as a $90,832 loss on disposal of other assets.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Additional Regulation CF Securities Offering
On February 22, 2024, the Company started a common stock offering under Regulation CF via DealMaker, offering up to $3,595,723.04 , facilitated by Dealmaker. The Company is conducting its offering at an $226M pre-money valuation, which equates to an approximate $2.21 per share price, before consideration of any "bonus shares."

Management's Evaluation
Management has evaluated subsequent events through April 17, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.